Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Natcore Technology Inc.
189 N. Water Street, Suite 700
Rochester, NY 14604

Item 2	Date of Material Change

September 16, 2016

Item 3	News Release

A news release was disseminated on September 16, 2016 through the facilities of Stockwatch.

Item 4	Summary of Material Change

The Company has completed its proposed non -brokered private placement.

Item 5	Full Description of Material Change

Gross proceeds of $234,000 were raised through the sale of 650,000 units at a price of $0.36 per unit. Each unit comprised one common share and one share purchase warrant. Each warrant entitles the holder to purchase of a further common share at $0.43 until September 16, 2019. Aggregate finder’s fees of $16,380 was paid in cash and 45,500 warrants, bearing the same terms as the unit warrants, were issued.

The securities issued are subject to a hold period in Canada expiring on January 17, 2017, while the common shares forming part of the units have been registered in the United States pursuant to a Registration Statement on Form F-1 filed with the U.S. Securities and Exchange Commission and granted effective on June 22, 2016. Proceeds of the placement will be applied to further development of the Company’s technologies and general working capital.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Charles Provini is knowledgeable about the material change and the Report and may be contacted (585) 286-9180.

Item 9	Date of Report

September 19, 2016